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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(d)(1) or Section 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                          BLACK WARRIOR WIRELINE CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                    (ISSUER)

                                  COMMON STOCK
                                $0.0005 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   092260 50 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. JENKINS
                                    PRESIDENT
                          BLACK WARRIOR WIRELINE CORP.
                               100 ROSECREST LANE
                           COLUMBUS, MISSISSIPPI 39701
                                 (662) 329-1047
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             WILLIAM S. CLARKE, ESQ.
                             WILLIAM S. CLARKE, P.A.
                            457 North Harrison Street
                                    Suite 103
                           Princeton, New Jersey 08540
                                 (609) 921-3663

                            CALCULATION OF FILING FEE


---------------------------------- --------------------------------------------
     TRANSACTION VALUATION*             AMOUNT OF FILING FEE
---------------------------------- --------------------------------------------
     $180,675                                     $36**
---------------------------------- --------------------------------------------

---------------------------------- --------------------------------------------
* The amount of the filing fee was calculated pursuant to Rule O-11 under the Securities Exchange Act of 1934, as amended, on the basis of the aggregate book value of the securities proposed to be acquired multiplied by one-fiftieth of one (1) percent. The book value of the Warrants on the Issuer's financial statements is $0.01 per Warrant. The Issuer is proposing to acquire 18,067,500 Warrants that are the subject securities of this Schedule TO.

** The filing fee was paid on October 7, 2005.



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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                           Amount Previously Paid:     N/A
                           Form or Registration No.:   N/A
                           Filing Party:               N/A
                           Date Filed:                 N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Schedule TO relates to the offer of the Issuer to exchange one (1) share of its Common Stock, $0.0005 par value per share, for three (3) of the Issuer's outstanding common stock purchase warrants exercisable at $0.75 per share. Of such Warrants, 15,567,500 are exercisable through December 31, 2009 and 2,500,000 are exercisable through January 1, 2007. All information in the Issuer's letter to Note and Warrantholders dated October 7, 2005 (herein referred to as the "Letter to Note and Warrantholders") attached hereto as Exhibit (a)(1)(i) is incorporated by reference in answer to some or all of the items below. This Schedule TO is intended to satisfy the reporting requirements of Rule13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

            Certain terms used herein as defined terms are defined as set forth in the Letter to Note and Warrantholders.

                                   SCHEDULE TO

            This Amendment No.1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed by Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"), on October 7, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with its offer to exchange one share of Common Stock, par value $0.0005 per share, for three Warrants, upon the terms and subject to the conditions set forth in the Letter to Note and Warrantholders dated October 7, 2005 a copy of which is attached to the Schedule TO as Exhibit
(a)(1)(i).



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            The information in the Letter to Note and Warrantholders, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The Issuer is Black Warrior Wireline Corp., a Delaware corporation. The address and telephone number of its principal executive offices is: 100 Rosecrest Lane, Columbus, MS 39701; (662) 329-1047.
    (b) The title of the subject class of equity securities is Common Stock Purchase Warrants (the "Warrants"). 18,067,500 Warrants were outstanding as of September 30, 2005 that are the subject securities of this Schedule TO. The Issuer had outstanding on October 6, 2005, prior to entering into the Recapitalization Agreements with the Underbrink Family Entities, an aggregate of 70,761,185 Warrants. On October 6, 2005, the Underbrink Family Entities entered into a Recapitalization Agreement with the Issuer pursuant to which, among other provisions, the Underbrink Family Entities agreed to exchange on October 6, 2005 the 11,938,409 Warrants they held for 3,979,467 shares of Common Stock at an exchange ratio of one share of Common Stock for each three Warrants. Also on October 6, 2005, the St. James Partnerships as the holders of 40,755,276 Warrants each entered into Recapitalization Agreements with the Issuer pursuant to which, among other provisions, the St. James Partnerships agreed to either sell their Warrants to the Issuer on the closing of an underwritten public offering or exchange their Warrants for shares of the Issuer's Common Stock on June 30, 2006, whichever event occurred first. If exchanged for shares, the 40,755,276 Warrants are to be exchanged for 13,585,091 shares of Common Stock at the same exchange ratio of one share of Common Stock for each three Warrants. The remaining 18,067,500 Warrants outstanding, and not the subject of the agreements described above, are held by thirty-seven persons and are the subject of the Tender Offer.
    (c)  There is no trading market for the Warrants.


ITEM 4.  TERMS OF THE TRANSACTION.

         See Letter to Note and Warrantholders - "Our Recapitalization Plan - Offer to Exchange One Share for Three Warrants," " - Our Proposed Underwritten Offering," "-Further Steps to the Recapitalization" "-Our Implementation of the Underwritten Offering," "-Your Acceptance of this Proposal, Execution of the Recapitalization Agreement, Withdrawal Rights, Our Acceptance of Your Tender," "
- Additional Terms of the Recapitalization Agreement," "-Issuer Tender Offer and the Securities Exchange Act of 1934, as amended.,"

         The Issuer reserves the right, in its sole discretion, to extend or modify the terms of the offer to exchange one share for three Warrants, subject to compliance with applicable law. Any extension or modification of the offer will be communicated as promptly as possible to the holders of the Warrants by mail or by overnight delivery or the issuance of a press release, at the discretion of the Issuer.

ITEM 12. EXHIBITS.

         (a)(1)(i)  Letter to Note and Warrantholders dated October 7, 2005*
         (a)(1)(ii) Form of Recapitalization Agreement delivered with Letter to
                    Note and Warrantholders*



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         (a)(1)(iii)Supplemental Letter to Note and Warrantholders dated October
                    28, 2005**
         (a)(5)(i)  Press release dated October 7, 2005*
         (a)(5)(ii) The Consolidated Financial Statements included in the
                    Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, entitled "Financial Statements," are incorporated herein by reference.
         (d)(1)(i) Recapitalization Agreement dated October 6, 2005 between the Issuer and SJMB, L.P.*
         (d)(1)(ii) Recapitalization Agreement dated October 6, 2005 between the
                    Issuer and St. James Capital Partners, L.P.*
         (d)(1)(iii)Form of Recapitalization Agreement dated October 6, 2005 between the Issuer and Mr. Charles E. Underbrink and his family affiliates, including Northgate, L.L.C., Hub, Inc., Charles E. Underbrink IRA, and the Charles E. Underbrink Irrevocable Trust dated 10/10/92 for the benefit of Piper Aurora Underbrink*
         (d)(2)     Form of Registration Rights Agreement dated December 17,
                    1999**
         (h) Opinion of Crady, Jewett& McCulley, L.L.P. pertaining to tax consequences of the transaction.*

         ------------
                    * Filed with Schedule TO filed October 7, 2005. ** Filed herewith




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 28, 2005

                                                  BLACK WARRIOR WIRELINE CORP.



                                                  By /s/ William Jenkins
                                                     -------------------
                                                         William Jenkins
                                                         President





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